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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9*
               Solicitation/Recommendation Statement Pursuant to
            Section 14(D)(4) of the Securities Exchange Act of 1934

                           PROLER INTERNATIONAL CORP.
                           (Name of Subject Company)

                           PROLER INTERNATIONAL CORP.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Including Associated Rights)
                         (Title of Class of Securities)

                                  743396-10-3
                     (CUSIP Number of Class of Securities)

                               BRUCE W. WILKINSON
                            CHIEF EXECUTIVE OFFICER
                           PROLER INTERNATIONAL CORP.
                                4265 SAN FELIPE
                                   SUITE 900
                              HOUSTON, TEXAS 77027
                                 (713) 627-3737

          (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   COPIES TO:

                               GEOFFREY K. WALKER
                                KATHLEEN M. KOPP
                     MAYOR, DAY, CALDWELL & KEETON, L.L.P.
                                 700 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 225-7000

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*This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer for all outstanding shares of common stock of Proler International Corp. by a wholly owned subsidiary of Schnitzer Steel Industries, Inc.


ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Proler International Corp., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 4265 San Felipe, Suite 900, Houston, Texas 77027. The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share, of the Company (the "Common Stock" or the "Shares") including the associated Stock Rights (the "Rights") to purchase Shares pursuant to a Rights Agreement, dated as of February 28, 1996, between the Company and KeyCorp Shareholder Services, Inc., as Rights Agent. Unless the context otherwise requires, all references herein to the Shares include the associated Rights.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer by PIC Acquisition Corporation, a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Schnitzer Steel Industries, Inc., an Oregon corporation ("Schnitzer"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated September 20, 1996 (the "Schedule 14D-1") and filed with the Securities and Exchange Commission (the "Commission"), to acquire all of the outstanding Shares, at a price of $7.50 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 20, 1996 (the "Offer to Purchase"), and the related letter of transmittal (which together with the Offer to Purchase constitute the "Offer" and are contained within the Schedule 14D-1).

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 15, 1996 (the "Merger Agreement"), among the Company,
Schnitzer and Purchaser. The Merger Agreement provides, among other things, that, as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company, and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as
EXHIBIT 1 and is incorporated herein by reference.

     As set forth in the Schedule 14D-1, the principal executive offices of Schnitzer and the Purchaser are located at 3200 NW Yeon Avenue, Portland, Oregon 97210.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b)(i) Certain information with respect to certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates is set forth in the attached SCHEDULE I, which is incorporated herein by reference. In addition, the Merger Agreement provides for the Company to use its best efforts to obtain the cancellation of all stock options, vested and unvested, outstanding under the Company's 1988 Stock Option Plan as amended (the "1988 Plan") with an exercise price less than the amount of the Offer Price in exchange for a payment to the optionee of an amount per option share equal to the difference between the exercise price for such share and the amount of the Offer Price. In accordance with the 1988 Plan and the Company's 1994 Non-Employee Director Stock Option Plan (the "1994 Plan"), a holder of any options outstanding as of the time of the Merger will be entitled to receive, upon exercise of such options in accordance with the 1988 Plan or the 1994 Plan, as the case may be, an amount equal to the Offer Price such holder would have been entitled to receive in the Merger if he had been the holder of the Shares that he would otherwise have received upon exercise of the options, and will have no right to receive any stock of the Company upon such exercise. The Company has also agreed to use its best efforts to obtain the cancellation of all unvested rights to receive in the future Shares pursuant to Proler's 1993 Incentive Compensation Plan (the "1993 Plan") in exchange for payment to the holders of such rights of an amount per share equal to the amount of the Offer Price.

     For additional information regarding the Company's outstanding stock options under the 1988 Plan and the 1994 Plan and outstanding rights to receive Shares under the 1993 Plan, see SCHEDULE I.

                                       1

     (b)(ii) Since June 30, 1996, Bruce Wilkinson has been serving as interim President and Chief Executive Officer of the Company at a monthly salary of $20,000. Mr. Wilkinson has no written employment or severance agreement with the Company. In addition to salary, the Board of Directors may in its discretion determine to award Mr. Wilkinson a bonus not to exceed 50% of his annualized salary in connection with his performance as interim President and Chief Executive Officer, including consummation of the transactions contemplated by the Merger Agreement.

     The Company has entered into a separation arrangement with Michael Loy, the Company's Vice President -- Finance and Chief Financial Officer, amending a previous agreement and providing for the termination of his employment by the Company effective October 31, 1996. Mr. Loy will be entitled to receive his salary through that date, plus severance payments equal to four months' salary, accrued vacation and other employee benefits, the unvested portion of his outstanding award under the Company's 1993 Incentive Compensation Plan due January 31, 1997 and Company-paid health benefits through February 28, 1997. Mr. Loy would also be eligible for a bonus equal to four months' salary in the event that prior to his termination Mr. Loy assists in effecting a sale of the Company's joint venture interests or all or a majority of the Company that occurs prior to January 31, 1997. In the event Mr. Loy voluntarily terminates his employment prior to October 31, 1996 he would remain entitled to the severance benefits described above but would no longer be eligible for a bonus.

     The Company has entered into an arrangement with David Juengel, the Company's Vice President -- Treasurer, providing for severance payments equal to four months' salary in the event that Mr. Juengel's employment is terminated as a result of a sale of all or part of the Company or otherwise without cause. Such severance payments are subject to mitigation by any compensation received by Mr. Juengel from other employment. The Company has also agreed to consider a bonus payment to Mr. Juengel not to exceed 30% of his annual salary in the event that Mr. Juengel assists in the consummation prior to January 31, 1997 of certain compensable events including a sale or merger of the Company or a sale of its joint venture interests. Any such bonus would be recommended in the discretion of the Company's President and Chief Executive Officer based on Mr. Juengel's performance and would be subject to approval by the Board of Directors.

     The Company has entered into an arrangement with Dennis Caputo, the Company's Vice President -- Environmental and Safety Compliance, providing for severance payments equal to four months' salary in the event that Mr. Caputo's employment is terminated as a result of a sale of all or part of the Company or otherwise without cause. Such severance payments are subject to mitigation by any compensation received by Mr. Caputo from other employment. The Company has also agreed to consider a bonus payment to Mr. Caputo not to exceed 40% of his annual salary in the event that Mr. Caputo assists in the consummation prior to January 31, 1997 of certain compensable events including a sale or merger of the Company or a sale of its joint venture interests. Any such bonus would be recommended in the discretion of the Company's President and Chief Executive Officer based on Mr. Caputo's performance and would be subject to approval by the Board of Directors.

THE MERGER AGREEMENT

     The purpose of the Offer and the Merger is to enable Schnitzer to acquire control of, and the entire equity interest in, the Company. In the Merger Agreement, the Purchaser and the Company have agreed to effect the Merger in accordance with the provisions of the Merger Agreement as promptly as practicable following consummation of the Offer. Set forth below is a summary of the material provisions of the Merger Agreement, a copy of which is filed herewith as EXHIBIT 1. The following summary is qualified in its entirety by reference to the Merger Agreement.

     THE OFFER. In the Merger Agreement, the Purchaser has agreed, subject to certain conditions, to commence a cash tender offer to purchase all of the Shares (including the associated Rights) for $7.50 per Share (the "Offer Price"). The Merger Agreement provides that, without the consent of the Company, the Purchaser will not (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) decrease the number of Shares sought in the Offer, (d) add to or modify the conditions set forth in ANNEX A to the Merger Agreement (the "Offer Conditions") or (e) otherwise amend the Offer in any

                                       2

manner adverse to the holders of Shares. Notwithstanding the foregoing, the Purchaser may, without the consent of the Company, (a) extend the Offer for an aggregate total of twenty-five (25) business days from the original expiration date if any of the conditions to the Purchaser's obligation to purchase the Shares shall not be satisfied or waived, (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission and (c) extend the Offer for no more than five (5) business days beyond the original expiration date in the event that the Offer conditions have been satisfied but less than ninety percent (90%) of the Shares have been tendered pursuant to the Offer.

     THE MERGER. The Merger Agreement provides that, following the satisfaction or waiver of the conditions set forth therein, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation, and each then-outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Schnitzer, the Purchaser or any other subsidiary of Schnitzer or of the Company, or Shares held by stockholders who properly exercise their dissenters' rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to the Offer Price in cash, without interest. Except in the case of a "short-form" merger as described below, under the DGCL the approval of the Company's Board of Directors and the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser) will be required to approve the Merger.

     The Merger Agreement provides that the Company will, if required by applicable law, call and hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of approving the Merger contemplated thereby and prepare and file with the Commission under the Exchange Act a proxy statement with respect to the meeting of stockholders described above (the "Proxy Statement"). The Company has agreed in the Merger Agreement to use its best efforts to respond to any comments of the Commission or its staff and to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff, and to keep Schnitzer informed of all its correspondence with the Commission with respect to the Proxy Statement. Pursuant to the Merger Agreement, the Company, through its Board of Directors, will recommend to its stockholders that the Merger Agreement be approved.

     The DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a "short-form" merger with that subsidiary without a stockholder vote. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser will be able, and intends, to effect the Merger without a stockholder vote.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains representations and warranties by the Company with respect to, among other things, its organization, its capitalization, its authority to enter into the Merger Agreement, its filings with the Commission and its financial statements, the absence of certain changes in its business, the information supplied by the Company in connection with the Offer, the Company's employee benefit plans and other compensation arrangements, the absence of certain litigation with respect to the Company, compliance by the Company with applicable law, including environmental laws, execution of an amendment to the Rights Agreement (as more fully described below) to render it inapplicable to the Offer and the Merger, tax matters relating to the Company, the inapplicability of state anti-takeover statutes, including Section 203 of the DGCL, and intellectual property matters.

     The Merger Agreement also contains representations and warranties by Schnitzer with respect to, among other things, the organization of Purchaser and Schnitzer, their authority to enter into the Merger Agreement, the absence of certain litigation with respect to Schnitzer or the Purchaser, the information supplied by them in connection with the Offer and their ability to purchase the Shares.

     COVENANTS OF THE COMPANY. In the Merger Agreement, the Company has agreed, until the effectiveness of the Merger, (a) to use its commercially reasonable best efforts to, and to cause each direct or indirect subsidiary of the Company, each of the Company's joint ventures (Hugo Neu-Proler Company, Prolerized New England Company, and Prolerized Schiabo-Neu Company, in each case together with such joint venture's subsidiaries and any other entity used in connection with its business) and any other entity in which Proler or any subsidiary has any ownership interest (each, including the Company, a "Proler

                                       3

Entity") to, (i) keep the business and organization of each Proler Entity intact and (ii) carry on the business of each Proler Entity in its usual manner; (b) that, without the prior written consent of Schnitzer, (i) it will not declare, pay or set aside for payment any dividend or other distribution of money or property in respect of its capital stock, (ii) it will not issue any shares of its capital stock, or issue or sell any securities convertible into, or exchangeable for, or options, warrants to purchase, or rights to subscribe to, any shares of its capital stock or subdivide or in any way reclassify any shares of its capital stock, or repurchase, reacquire, cancel, or redeem any such shares and (iii) it will use commercially reasonable best efforts to ensure that
(A) it, and each Proler Entity, preserves and maintains in the ordinary course of business its assets, property and rights and that no Proler Entity will encumber any of its material assets other than in connection with certain existing credit arrangements and (B) it, and each Proler Entity, will pay all debts when due in the usual course of business; (c) that it will, and the Company will use its commercially reasonable best efforts to ensure that each Proler Entity will, comply in all material respects with all applicable laws;
(d) except as disclosed to Schnitzer and Purchaser that it will, and the Company will use its commercially reasonable best efforts to ensure that each Proler Entity will, maintain its insurance; (e) that it will not incur additional debt, incur or increase any obligation or liability, except in the ordinary and usual course of its business; and (f) that it will not make any payment to discharge or satisfy any lien or encumbrance or pay any obligation or liability (fixed or contingent) other than current liabilities or payments under its revolving credit facility made in the ordinary course of business and consistent with past practices.

     The Company has further agreed that, until the effectiveness of the Merger, it will not and, without prior consultation with Schnitzer, will not take action to cause any Proler Entity to: (a) acquire any assets other than assets acquired in the ordinary and usual course of its business and consistent with past practices; (b) purchase or otherwise acquire, or agree to purchase or otherwise acquire, any debt or equity securities of any person other than equity securities issued by a money market fund registered as an investment company under the Investment Company Act of 1940; (c) enter into any transaction or contract or make any commitment to do the same, except as disclosed to Schnitzer and Purchaser in the Merger Agreement, or in the ordinary and usual course of business except as expressly contemplated or when not requiring the payment in any case of an amount in excess of $25,000 annually; (d) except as disclosed to Schnitzer and Purchaser, increase the wages, salaries, compensation, pension, or other benefits payable, or to become payable by it, to any of its officers, employees, or agents, including without limitation any bonus payments or severance or termination pay, other than increases in wages and salaries required by employment arrangements existing on the execution date of the Merger Agreement or otherwise in the ordinary and usual course of its business; (e) implement or agree to any implementation of or amendment or supplement to any employee profit sharing, stock option, stock purchase, pension, bonus, commission, incentive, retirement, medical reimbursement, life insurance, deferred compensation, or any other employee benefit plan or arrangement; or (f) change its accounting methods, policies or practices. In addition, the Company
(a) will, and will use its commercially reasonable best efforts to cause each Proler Entity to, when the consent of any third party to the transactions contemplated by the Merger Agreement is required under the terms of any contract to which any Proler Entity is a party or by which it is bound, use its commercially reasonable best efforts to obtain such consent; (b) will, and will use its commercially reasonable best efforts to cause each Proler Entity to, maintain its books and records in accordance with past practices; (c) will, and will use its commercially reasonable best efforts to cause each Proler Entity to, pay and discharge all taxes, assessments, governmental charges, and levies imposed upon it, its income or profits, or upon any property belonging to it, and in all cases before the date on which penalties attach thereto; and (d) will not amend its Certificate of Incorporation or Bylaws.

     PROHIBITION ON SOLICITATION. Pursuant to the Merger Agreement, the Company has agreed that the Company and its officers, directors, employees, representatives and agents will cease any discussions or negotiations with any parties with respect to any Takeover Proposal (as defined below) and, unless the Merger Agreement has been terminated in accordance with its terms and provided that neither Schnitzer nor Purchaser is in material violation of the Merger Agreement, but in any event subject to the provisions described in the next paragraph, the Company will not authorize or permit any officer, director or employee

                                       4

of, or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its subsidiaries to (a) solicit, initiate, encourage or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (b) participate in any discussions or negotiations regarding any Takeover Proposal.

     The Merger Agreement provides that, notwithstanding the foregoing, if at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith, after consultation with counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to an unsolicited Takeover Proposal and subject to the Company's undertakings to advise Schnitzer thereof as described below, (a) furnish information with respect to the Company to any person pursuant to a confidentiality agreement in substantially the same form as that entered into between the Company and Schnitzer and (b) participate in negotiations regarding such Takeover Proposal.

     The Merger Agreement provides further that, unless the Merger Agreement has been terminated in accordance with its terms and provided that neither Schnitzer nor Purchaser is in material violation of the Merger Agreement, but in any event subject to the provisions described in the next paragraph, neither the Board of Directors of the Company nor any committee thereof will (a) withdraw or modify or propose to withdraw or modify, in a manner adverse to Schnitzer, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger Agreement or the Merger, (b) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (c) cause the Company to enter into any agreement with respect to any Takeover Proposal.

     Notwithstanding the foregoing, in the event that prior to the time of acceptance for payment of Shares in the Offer the Board of Directors of the Company determines in good faith, after consultation with counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Merger Agreement provides that the Board of Directors of the Company may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement and the Merger, approve or recommend a Superior Proposal (as defined below), or cause the Company to enter into an agreement with respect to a Superior Proposal, but in each case only at a time that is after the second business day following Schnitzer's receipt of written notice advising Schnitzer that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal.

     Pursuant to the Merger Agreement, and in addition to the obligations of the Company described above, the Company has agreed that (a) it will immediately advise Schnitzer orally and in writing of any request for information or of any Takeover Proposal, or any inquiry with respect to or which could lead to any Takeover Proposal, the material terms and conditions of such request, Takeover Proposal or inquiry and the identity of the person making such request, Takeover Proposal or inquiry, (b) it will keep Schnitzer fully informed of the status and details (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry and (c) it will concurrently with entering into an agreement with respect to any Takeover Proposal, pay, or cause to be paid, to Schnitzer certain Expenses and the Termination Fee (each as defined and discussed more fully below).

     The Merger Agreement does not prohibit the Company from making any disclosure to the Company's stockholders if, in the opinion of the Board of Directors of the Company after consultation with counsel, failure to so disclose would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law, except that neither the Company nor its Board of Directors nor any committee thereof may (other than as described above) withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

     The term "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company or any other Proler Entity or of more than 20% of any class of equity securities of the Company or any other Proler Entity, or any tender offer or exchange offer that if consummated would result in any person beneficially

                                       5

owning 20% or more of any class of equity securities of the Company or any other Proler Entity, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization (other than the transactions contemplated by the Merger Agreement), or any other transactions the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to Schnitzer of the transactions contemplated by the Merger Agreement. The term "Superior Proposal" means any bona fide Takeover Proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (after consultation with J.C. Bradford & Co., LLC ("J.C. Bradford") or another financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Offer and the Merger.

     ACCESS TO INFORMATION. Pursuant to the Merger Agreement, from the date of the Merger Agreement to the effectiveness of the Merger Proler will provide, and cause each Proler Entity to provide, to Schnitzer and its authorized agents, access to each Proler Entity's physical assets, facilities, financial information, production records, contracts and other corporate records and documents during normal working hours, and Schnitzer will be allowed to meet with each Proler Entity's management personnel, employees, and any outside consultants of the Proler Entities, including auditors and accountants, investment and other bankers, tax and financial advisors, and environmental consultants.

     COMMERCIALLY REASONABLE BEST EFFORTS. Subject to the terms and conditions of the Merger Agreement and to the fiduciary duties of the Board of Directors of the Company, each party will use its commercially reasonable best efforts to effect the transactions contemplated by the Merger Agreement and to fulfill the conditions to the obligations of the parties set forth in the Merger Agreement. The parties have agreed further that no party will take any action inconsistent with its obligations under the Merger Agreement or that could hinder or delay the consummation of the transactions contemplated by the Merger Agreement.

     THE RIGHTS AGREEMENT. The Company has agreed in the Merger Agreement that it will not redeem the Rights, amend the Rights Agreement (other than to delay the Distribution Date or to render the Rights inapplicable to the Offer and the Merger) or terminate the Rights Agreement prior to the effectiveness of the Merger unless required to do so by order of a court of competent jurisdiction.

     BOARD OF DIRECTORS. The Merger Agreement provides that, upon the Purchaser's acceptance for payment and payment for Shares pursuant to the Offer, the Purchaser will be entitled to designate a number (rounded up to the nearest whole number) of directors on the Company's Board of Directors that is equal to the product of the total number of directors on the Company's Board of Directors multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser and its affiliates bears to the number of Shares outstanding. The Company will promptly, at the request of Schnitzer, either increase the size of the Company's Board of Directors and/or obtain the resignations of such number of its current directors as is necessary to enable the Purchaser's designees to be elected to the Company's Board of Directors as provided above. The Company has agreed to take all actions required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in order to fulfill its obligation to elect the Purchaser's designees as directors. The attached SCHEDULE I fulfills the Company's obligations in this regard.

     Following the election or appointment of the Purchaser's designated directors, the affirmative vote of a majority of the directors then in office who are not designees of the Purchaser will be required in connection with any action with respect to the Merger Agreement or the transactions contemplated therein.

     INDEMNIFICATION AND INSURANCE. In the Merger Agreement, Schnitzer and the Purchaser have agreed to indemnify the current directors of the Company to the full extent provided in the Certificate of Incorporation or Bylaws of the Company. Pursuant to the Merger Agreement, Schnitzer will cause the Company for a period of six (6) years from the effectiveness of the Merger to maintain in effect the Company's current directors' liability insurance covering those persons who are currently covered by the

                                       6

Company's directors' liability insurance policy (provided that the Company may substitute therefor the policies of at least the same coverage containing terms and conditions substantially equivalent).

     GOVERNMENT CONSENTS. The parties have agreed in the Merger Agreement (a) to pursue early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act"), (b) to file the premerger notification and report forms as required under the HSR Act within five (5) days after execution of the Merger Agreement and (c) to file all requests for all other approvals or waivers that may be required from governmental entities in connection with the transactions contemplated by the Merger Agreement.

     CONDITIONS TO MERGER. The respective obligation of each party to the Merger Agreement to effect the Merger shall be subject to the satisfaction, prior to the closing of the transactions contemplated by the Merger Agreement, of the following conditions: (a) all required authorizations, consents and approvals of all governmental agencies and authorities shall have been obtained and the waiting period under the HSR Act will have expired or been terminated early; (b) if necessary under applicable law, the Merger shall have been approved at a duly convened meeting of the Company's stockholders by the holders of at least a majority of the Shares of the Company; (c) no law, statute, rule, regulation, decree, order, injunction or ruling by any governmental entity that remains in effect prohibits, restrains, enjoins or restricts the consummation of the Merger; (d) no action, suit or other proceeding has been overtly threatened or is pending against any party to prohibit, restrain, enjoin, restrict or otherwise prevent the consummation of the Offer or the Merger; and (e) the Purchaser shall have previously accepted (or shall have been required to accept) for payment and paid for Shares pursuant to the Offer.

     TERMINATION. The Merger Agreement may be terminated at any time prior to the effective time of the Merger (a) by mutual consent of Schnitzer, Purchaser and the Company; (b) by either Schnitzer or the Company if (A) clearance under the HSR Act is not received within 120 days after the filing of the premerger notification and report forms or (B) any governmental entity has promulgated or issued a law, statute, rule, regulation, decree, order, injunction, or ruling or taken any other action restraining, enjoining, restricting or otherwise prohibiting the Offer or the Merger that has become final and nonappealable or
(C) the Offer is terminated or expires in accordance with its terms as the result of failure of any of the Offer Conditions without Purchaser having purchased any Shares pursuant to the Offer except that this right to terminate is not available to any party whose failure to perform any of its covenants or agreements under the Merger Agreement results in the failure of any condition;
(c) by Schnitzer, if not then in default, upon written notice to the Company if
(A) the Company breaches in any material respect any of its representations or warranties or defaults in the observance or performance of any of its covenants or agreements, except for breaches or defaults which, individually or in the aggregate, would not have a material adverse effect or materially impair the ability of the parties to consummate the transactions contemplated by the Merger Agreement, (B) the Board of Directors of the Company or any committee thereof has withdrawn or modified in a manner adverse to Schnitzer or Purchaser its approval or recommendation of the Merger or the Merger Agreement or approved or recommended any Takeover Proposal or (C) the Company has entered into a definitive agreement with respect to any Superior Proposal; or (d) by the Company, if not then in default, upon written notice to Schnitzer (A) if Schnitzer breaches in any material respect any of its representations or warranties or defaults in the observance or performance of any of its covenants or agreements, except for breaches or defaults which, individually or in the aggregate, would not have a material adverse effect or materially impair the ability of the parties to consummate the transactions contemplated by the Merger Agreement, or (B) in connection with the Company entering into a definitive agreement with respect to a Superior Proposal, provided the Company has complied with all the requirements in connection therewith and that it makes simultaneous payment of certain Expenses and the Termination Fee (each as defined below).

     In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void and there shall be no liability on the part of any party thereto except as described under "Fees and Expenses" below and except that termination will not relieve any party from liability for any breach thereof before termination.

                                       7

     FEES AND EXPENSES. The Merger Agreement provides that, except as provided in the following paragraph, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

     Under the Merger Agreement the Company will pay, or cause to be paid, to Schnitzer the sum of (a) all of Schnitzer's out-of-pocket fees and expenses incurred or paid by or on behalf of Schnitzer in connection with the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all HSR Act filing fees, fees and expenses of counsel, commercial banks, investment banking firms, accountants, experts, environmental consultants and other consultants to Schnitzer ("Expenses"), up to an amount not to exceed $1,000,000 and (b) $2,000,000 (the "Termination Fee") upon demand if (i) Schnitzer terminates the Merger Agreement in accordance with the provisions described in clause (c)(B) or (c)(C) under the heading
"Termination" above or (ii) the Company terminates the Merger Agreement in accordance with the provisions described in clause (d)(B) under the heading "Termination" above. In addition, the Company will pay, or cause to be paid, to Schnitzer, the Expenses up to a maximum amount of $1,000,000 upon demand if
(i) the Offer is not consummated solely by reason of the nonsatisfaction of one of the Offer Conditions and (ii) it was within the power of the Company by its action or inaction to avoid the nonsatisfaction of such condition and (iii) the Merger Agreement was not terminated by the Company pursuant to the provisions described in clause (d)(A) under the heading "Termination" above, and (iv) within twelve (12) months after termination of the Merger Agreement the Company consummates (or enters into a definitive agreement with respect to and subsequently consummates) a Takeover Proposal that was made before the termination of the Merger Agreement.

     AMENDMENT. The Merger Agreement may not be amended except by written agreement of the parties thereto.

     ASSIGNMENT. The Merger Agreement may not be assigned by any party without the prior written consent of each of the Company and Schnitzer, which consent will not unreasonably be withheld.

     The foregoing description of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, which has been filed as EXHIBIT 1 to the Company's Statement on Schedule 14D-9 filed with the Commission. Such Exhibit should be available for inspection at the Commission's office of 450 Fifth Street, N.W., Washington, D.C. 20549, and copies should be obtainable, upon payment of the Commission's customary charges, by writing to the Commission at that address.

OPERATIONS FOLLOWING CONSUMMATION OF THE OFFER

     The Company has been advised by Schnitzer that, following consummation of the Offer, Schnitzer intends to consolidate management of the Company at Schnitzer's headquarters in Portland, Oregon and to undertake a review of the business and operations of the Company and the Proler Entities and that, based on such review, Schnitzer is likely to propose changes in the Company's assets (including dispositions of certain assets), business, corporate structure, capitalization, management and dividend policy.

APPRAISAL RIGHTS

     Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the effective time of the Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL ("Section 262") to dissent and demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the proposed Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. The foregoing summary of
Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262.

                                       8

GOING PRIVATE TRANSACTIONS

     The Commission has adopted Rule 13e-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or (b) such Merger is consummated within one year after the purchase of the Shares pursuant to the Offer and such Merger provided for stockholders to receive cash for their Shares in an amount at least equal to the Offer Price. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to the consummation of the Merger.

CONFIDENTIALITY AGREEMENT

     Schnitzer and the Company entered into the confidentiality agreement, dated June 11, 1996 (the "Confidentiality Agreement"), a copy of which is filed as
EXHIBIT 2 hereto and incorporated herein by reference. Pursuant to the Confidentiality Agreement, Schnitzer agreed, among other things, that they would keep confidential certain information ("Evaluation Material") furnished to it concerning the Company, its subsidiaries and joint venture operations and that Schnitzer would use the Evaluation Material solely for the purpose of evaluating a business transaction with the Company and would not use it in any way directly or indirectly detrimental to the Company, its subsidiaries and joint venture operations.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE BOARD OF DIRECTORS.

     At a meeting of the Board of Directors of the Company held on September 15, 1996, the Board of Directors, based upon and subject to the terms and conditions set forth in the Merger Agreement, unanimously approved and adopted the Merger Agreement, the Merger and the Offer, and recommended that the stockholders of the Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by the DGCL, approve and adopt the transactions contemplated by the Merger Agreement.

     A press release announcing the Offer, the Merger and the Merger Agreement was released jointly by the Company and Schnitzer on September 16, 1996 and is filed herewith as EXHIBIT 3 and is incorporated herein by reference.

BACKGROUND; REASONS FOR THE BOARD'S RECOMMENDATION.

     BACKGROUND. The Company's principal business, the purchase, sale and processing of scrap metals, is conducted primarily through fifty percent or less-owned incorporated and unincorporated joint operations ("joint operations"), which primarily make export sales. In addition, through its wholly owned subsidiary Proler Recycling, Inc. ("Proler Recycling"), the Company operates three plants that collectively sell precipitation iron, low residual steel, copper, tin and specialty chemicals in the domestic market. Another wholly owned subsidiary, Proler Environmental Services, Inc. ("Proler Environmental"), has been engaged in efforts to develop and market its patented gasification technology.

     In general, the Company's joint operations are structured so that policy decisions require the unanimous consent of the participants. As a result, the Company's control over the joint operations is limited and must be exercised in concert with its partners in those operations. The Company regularly makes advances to the joint operations, primarily for the purchase of inventory and for operating costs, and receives periodic distributions, primarily from the sales proceeds of export shipments.

     Proler Recycling's plants are located in Coolidge, Arizona; Lathrop, California; and Seattle, Washington. In November 1995, Proler Recycling substantially completed construction of new plant facilities in Coolidge at a cost of approximately $9 million. The new facilities, combined with the existing plant operations, are designed to recover copper, tin and other metals and chemicals derived from the manufacture of electronic printed circuit boards. Proler Recycling experienced a series of construction delays, cost

                                       9

overruns and start-up and operational problems at the new facilities, resulting in operating losses during the fiscal year ended January 31, 1996 ("Fiscal 1996") that have continued in the current fiscal year.

     Proler Environmental received a United States Patent on its gasification technology process in June 1995. This gasification technology uses a thermal conversion process to recycle hydrocarbon and cellulose-based waste to produce a synthesis gas suitable for sale to industrial users and utilities. In the fourth quarter of Fiscal 1996, Proler Environmental wrote-off its $4.0 million investment in its Houston gasification plant.

     On February 2, 1996, the Board of Directors met and, among other things, discussed the Company's strategic alternatives with respect to its businesses. The Board of Directors recommended that management engage an investment banking firm to advise the Company on matters to enhance stockholder value.

     Effective February 28, 1996, the Company was reorganized into a "holding company" structure, with the Company owning all of the assets previously owned by its predecessor corporation and conducting all of the business previously conducted by its predecessor through newly-formed, wholly-owned subsidiaries of the Company. The reorganization was effected by a merger conducted pursuant to the DGCL. The holding company structure was intended to enhance the Company's flexibility in managing, operating and financing its venture operations and wholly-owned businesses. This was intended, in turn, to facilitate implementation of the Company's five-year business plan (currently in its fourth year), with the goals of restructuring, selling or otherwise disposing of certain underperforming and unproductive assets, and supplementing the Company's core commodity metals business by investing in technologies that profit from processing and recycling waste and secondary materials.

     On March 21, 1996, the Board of Directors met and, among other things, determined that it would be in the best interests of the Company and its stockholders for the Company to take an active approach in pursuing opportunities with other companies. The Board of Directors and management of the Company interviewed a number of investment banking firms as potential resources to assist the Company with these efforts.

     On April 12, 1996, the Company engaged J.C. Bradford as the Company's financial advisor in evaluating strategic alternatives for the Company, including the possible sale of the Company by way of a merger, a sale of all or a portion of the assets or stock of the Company or otherwise. On the same date, the Company also engaged Chase Securities Inc. ("Chase Securities") to render financial advisory services to the Company in connection with the development of a long-range financial strategy to maximize stockholder value, which might involve the sale of all or a substantial portion of the assets or equity securities of the Company to another party.

     On April 16, 1996, the Company issued a press release reporting a consolidated net loss of $9,044,000, or $1.92 per share, for Fiscal 1996 and a consolidated net loss of $10,880,000, or $2.31 per share, for the fourth quarter of Fiscal 1996. These results reflected, among other things, charges related to the write-down of capital costs attributable to Proler Environmental's gasification plant, continuing operating losses at Proler Recycling's Coolidge, Arizona plant and a $2.7 million pretax loss from joint operations during the Fiscal 1996 fourth quarter. The April 16, 1996 press release also stated that the Company had engaged J.C. Bradford and Chase Securities and indicated that potential transactions to enhance stockholder value could involve one, two or all of the Company's businesses.

     On April 29, 1996, Robert W. Philip, the President of Schnitzer, and Barry Rosen, the Vice President -- Finance and Treasurer of Schnitzer, contacted Chase Securities and expressed interest in a possible purchase of the Company's joint operations interests.

     On April 30, 1996, representatives of J.C. Bradford, Chase Securities and the Company, including the then-president and chief executive officer of the Company, Steven F. Gilliland, met with representatives of Hugo Neu Corporation ("HNC"). HNC owns the interests not owned by the Company in each of the joint operations, except for a one-third interest owned by a third party in certain of the Company's joint operations. The representatives of HNC at the April 30, 1996 meeting included HNC's chief executive officer. On May 6, 1996, the Company's Board of Directors met with representatives of J.C. Bradford and Chase Securities. J.C. Bradford and Chase Securities, as well as Mr. Gilliland, recommended that the

                                       10

Company commence immediate negotiations with HNC regarding a potential sale of the Company's joint operations interests while simultaneously testing the interest of third parties, including Schnitzer, in the joint operations interests and investigating the feasibility of financing alternatives.

     J.C. Bradford and Chase Securities, in consultation with the Company, prepared a list of potential third-party buyers of the Company's joint operations interests and, between May 18 and June 19, 1996, contacted forty-two potential buyers, including domestic and international companies. Where considered appropriate by the Company's financial advisors, these potential buyers were also advised that, as indicated in the Company's April 16 press release, the Company would consider proposals for all of the Company. Of the forty-two potential buyers contacted, twenty requested a package of public information regarding the Company and were given bid instructions. The preliminary bid date was set for July 10, 1996. J.C. Bradford and Chase Securities also investigated the feasibility of financing alternatives for the Company and advised the Company that such alternatives would involve significant dilution for the Company's existing stockholders.

     On May 29, 1996, the Company announced the addition of two new board members, Roman E. Boruta (former chief executive officer of Purolater Products Company and previously president of Reed Tool Company, a subsidiary of Baker International Corp.) and Bruce W. Wilkinson (former chief executive officer of CRSS Inc.).

     On June 13, 1996, Proler reported a consolidated net loss of $2,615,000, or $0.55 per share, for the three months ended April 30, 1996. The loss reflected a pretax loss from joint operations of $243,000, as well as continuing problems with the Coolidge, Arizona operations of Proler Recycling. The Company also stated that continued accumulation of excess inventories at the joint ventures had resulted in an increase in the Company's bank debt to finance these inventories.

     On June 14, 1996, Schnitzer executed a confidentiality agreement with the Company dated as of June 11, 1996.

     On June 24, 1996, Mr. Gilliland resigned as president, chief executive officer and a director of the Company to accept a position with an electric utility company. Mr. Gilliland's resignation was unexpected. The Company announced Mr. Gilliland's resignation on June 24, 1996 and also announced its determination to adjourn the Company's annual meeting of stockholders, which had been scheduled for June 25, 1996, to July 16, 1996. On July 1, 1996, the Company announced the appointment of Mr. Wilkinson to serve as interim president and chief executive officer of the Company until a permanent president and chief executive officer could be selected. From June 27 to July 5, 1996, prospective acquirors were advised that, due to the unexpected resignation of Mr. Gilliland, the preliminary bid date was postponed until July 24, 1996.

     On June 25, 1996, the Company's Board of Directors assessed and discussed the status of efforts to develop interest in a purchase of all or a part of the Company's assets or equity. At that meeting, J.C. Bradford and Chase Securities confirmed their advice that any financing alternatives available to the Company would be extremely dilutive to the Company's existing stockholders.

     On July 10, 1996, representatives of J.C. Bradford and Chase Securities met with representatives of HNC to encourage HNC to submit an offer to purchase the Company's joint operations interests.

     Following the Company's annual meeting of stockholders on July 16, 1996, the Company issued a press release on July 17, 1996 announcing the election of directors. The press release also stated the Company's concern regarding its liquidity position as a result of continued build-up of inventory by the joint operations, which had resulted in an increase in working capital requirements at the joint operations and strained the Company's financial resources. The July 17, 1996 press release also stated that the Company's outstanding bank debt was approximately $26 million as of July 15, 1996 and that the Company's combined commitment level for revolving credit facilities was $28 million, reducing to $17.5 million on August 31, 1996. The Company further stated that it had advised its bank that the Company did not expect to be able to meet the August 31, 1996 step-down to $17.5 million. Stating that there could be no assurance that the bank would amend the Company's credit facilities, the Company

                                       11

disclosed that it was negotiating with its bank and continuing to work with its investment bankers to address strategic alternatives to enhance stockholder value, including exploring the raising of additional capital and the possible sale of the Company's interests in the joint operations. The Company also stated that its liquidity problems reflected continuing problems at Proler's Coolidge, Arizona plant and indicated that the Company was working to resolve the problems and would reassess those operations within the next sixty days. Finally, the Company announced its intention to dramatically reduce all costs, both labor and expense, and to cut corporate overhead, as well as to defer all discretionary expenditures on the development of the Proler Environmental gasification project.

     On July 22, 1996, Mr. Wilkinson received a call from Mr. Philip of Schnitzer expressing interest in a possible transaction.

     On July 24, 1996, no bids for the Company's joint operations interests were received from prospective third-party acquirors in response to the preliminary bid due-date established by J.C. Bradford and Chase Securities. On that date, Mr. Wilkinson telephoned Mr. Philip and the two men reached a tentative understanding to meet in person or have another phone conversation.

     On July 29, 1996, HNC submitted a proposal to acquire the Company's interests in the joint operations. The HNC proposal contemplated a purchase price for the Company's joint operations interests equal to the remainder of (a) the book value of the Company's interests, minus (b) the net amount of certain inventory-related adjustments, minus (c) $10 million. The HNC proposal also contemplated that $15 million of the purchase price would be paid in the form of a nonnegotiable, 15-year promissory note from a newly formed entity bearing interest at 6% per annum with annual principal payments of $500,000 commencing at the end of the sixth year, with the remaining $10.5 million of principal due at the end of the fifteenth year and with interest and principal payments subject to certain offsets. In addition, the HNC proposal required that the Company indemnify HNC and the newly formed entity against the Company's percentage share of all liabilities (including contingent and unknown liabilities of all kinds, and expressly including all environmental liabilities) not reflected in the calculation of the book value of the Company's joint operations interests.

     On July 31, 1996, Mr. Wilkinson and Herman Proler, chairman of the board of the Company, conducted an extended telephone conference with representatives of Schnitzer, including Mr. Philip, Mr. Rosen, Leonard Schnitzer, chairman of Schnitzer's Board of Directors, Gary Schnitzer, Schnitzer's Vice
President -- California Scrap Operations, and Anton Pardini, general counsel of Schnitzer. During this conversation, the parties explored, among many topics, the potential benefits to both companies of a merger.

     On August 1, 1996, Mr. Wilkinson sent a letter to HNC requesting clarification of the inventory-related adjustment provisions of HNC's July 29, 1996 proposal. A response from HNC was received on August 7, 1996. The Company's management analyzed the HNC proposal and determined that net cash proceeds to the Company after repayment of bank debt would be in the range of $18 million, or approximately $3.81 per share. The Company's management also determined that the balance of the purchase price, represented by the proposed 15-year nonnegotiable note, would have a value to the Company and its stockholders that would be substantially less than the $15 million face amount of the note.

     On August 8, 1996, after negotiation and execution of a confidentiality agreement, Mr. Wilkinson, Mr. Proler, Michael Loy, the chief financial officer of the Company, and a representative of Chase Securities met at the Company's offices with representatives of a steel company ("Other Steel Company") regarding the Other Steel Company's potential interest in the acquisition of Proler. The Other Steel Company representatives indicated that they would review data and respond "within a few weeks". No proposal from the Other Steel
Company was received by the Company or its financial advisors.

     On August 9, 1996, representatives of the Company and its financial advisors met at the Company's offices with representatives of Schnitzer, who expressed interest in the acquisition of the Company and pledged to respond shortly with a specific proposal regarding their interest.

     On August 12, 1996, after consultations with J.C. Bradford and Chase Securities, Mr. Wilkinson communicated in detail with the Company's Board of Directors regarding the Company's analysis of

                                       12

HNC's July 29 proposal and polled the Board members to confirm their concurrence with the Company's rejection of the HNC proposal.

     On August 14, 1996, Mr. Wilkinson sent a letter to HNC rejecting HNC's July 29, 1996 proposal to acquire the Company's joint operations interests. Mr. Wilkinson's letter cited, among other factors, the facts that the HNC offer was not an all-cash offer and that the proposed indemnities and rights of offset would not be in the best interests of the stockholders of the Company.

     On August 15, 1996, Mr. Philip and Mr. Rosen advised Mr. Wilkinson that Schnitzer was considering a cash tender offer to acquire all of the stock of the Company. Mr. Philip and Mr. Rosen also described the due diligence that Schnitzer would pursue as well as Schnitzer's evaluation process and methodology. Mr. Wilkinson advised Schnitzer that, if Schnitzer were to propose a value in a range that Mr. Wilkinson could support, Mr. Wilkinson would take a written offer to the Company's Board of Directors.

     On August 20, 1996, Schnitzer submitted a written proposal to the Company to acquire all of the Company's outstanding shares of common stock for $7.00 per Share (Proler's Common Stock closed at $3.75 per share on August 20, 1996, up $0.125 from the previous day's close). After consulting with the Company's financial advisors and members of the Company's Board of Directors, Mr. Wilkinson telephoned Mr. Rosen on August 21, 1996 and stated, among other things, reasons why the Company was worth more than the $7.00 per Share amount that Schnitzer had offered on August 20, 1996. Mr. Wilkinson also informed Mr. Rosen that Schnitzer would be expected to assume approximately $2.5 to $3.0 million more in liabilities (primarily consisting of deferred compensation liabilities) than had been contemplated in Schnitzer's August 20, 1996 letter.

     On August 22, 1996, Schnitzer communicated to Mr. Wilkinson in a telephone conversation its agreement to increase its offer to $7.50 per share and to assume the additional deferred compensation liabilities identified by Mr. Wilkinson on August 21. Mr. Wilkinson communicated this offer to the Board of Directors and polled the members of the Board of Directors to obtain their preliminary consensus on proceeding with discussions with Schnitzer. Representatives of the Company and Schnitzer thereafter commenced a due diligence investigation process, and legal counsel for the two companies began negotiating and drafting documents for a potential definitive agreement.

     On August 29, 1996, the Board of Directors of the Company met and discussed the Schnitzer proposal in detail with the Company's investment bankers. The Board of Directors also discussed the continuing operational problems at Proler Recycling's Coolidge, Arizona plant, as well as management's progress in renegotiating the Company's bank credit agreement.

     On August 30, 1996, a third party (the "Financing Source") wrote a letter to Mr. Proler expressing the Financing Source's interest in making an investment in the Company. At the Company's request, on September 5, 1996, Chase Securities wrote to the Financing Source requesting additional information regarding the proposed investment. The Financing Source subsequently requested a meeting with the Company's senior management, which was arranged for September 13, 1996.

     On September 6, 1996, Mr. Wilkinson and the chief executive officer of HNC spoke by telephone. HNC's chief executive officer inquired whether, in light of the Company's August 14, 1996 letter rejecting HNC's July 29, 1996 proposal, HNC's proposal was regarded by the Company as "dead". Mr. Wilkinson reiterated the concerns expressed in the Company's August 14, 1996 letter and advised HNC that an all-cash proposal would be appropriate and would be considered.

     On September 10, 1996, a draft of the proposed Merger Agreement was distributed to the Board of Directors of the Company. On September 12, 1996, the Board of Directors of the Company met with the Company's legal counsel and representatives of J.C. Bradford and Chase Securities and conducted a thorough discussion of the proposed Merger Agreement and other relevant issues. After an extended meeting, Mr. Wilkinson and counsel telephoned representatives of Schnitzer and its counsel to conduct further negotiations regarding certain provisions of Schnitzer's proposed Merger Agreement that were not acceptable to the Company's Board of Directors. These negotiations involved, among other matters, the amount of the Termination Fee and the maximum amount of Expenses for payment of which the Company

                                       13

could be responsible, as well as the circumstances under which such amounts could become payable by the Company. After discussion and negotiation, these matters were resolved and the Merger Agreement was finalized on the terms incorporated in the final form of Merger Agreement subsequently approved and executed by the Company.

     On September 13, 1996, pursuant to arrangements previously made, Mr. Wilkinson, Mr. Proler and a representative of Chase Securities met with representatives of the Financing Source in person and by telephone to discuss the parameters within which the Financing Source was interested in making an investment in the Company. The Financing Source indicated an interest in acquiring control of the Company in exchange for a cash investment in the Company. The Financing Source also indicated that it desired that the Company enter into an agreement to deal exclusively with the Financing Source during a period of time while the Financing Source conducted a due diligence investigation of the Company and to agree to pay a "break-up fee" to the Financing Source in the event the Company pursued an alternative transaction.

     On September 13, 1996, the Company and its bank entered into an amendment to the Company's revolving credit facilities under which the combined commitment level was fixed at $28 million through January 31, 1997, when the line of credit will terminate.

     On September 15, 1996, the Company's Board of Directors met with legal counsel and representatives of J.C. Bradford and Chase Securities. The Board of Directors considered at length the detailed terms and provisions of the proposed Merger Agreement, as revised subsequent to the Board of Directors' meeting on September 12, 1996. In addition, the Board of Directors received detailed written and oral presentations from J.C. Bradford and Chase Securities. The Board of Directors also received written "fairness" opinions (described more fully below) from each of J.C. Bradford and Chase Securities with regard to the $7.50 consideration to be received by stockholders of the Company pursuant to the Offer and the Merger as contemplated by the Merger Agreement. The Board of Directors also received reports regarding the Company's business, financial condition and results of operations from Mr. Wilkinson and Mr. Loy, including a review of the Company's proposed press release and report on Form 10-Q concerning the Company's second fiscal quarter ended July 31, 1996. The Board of Directors approved the Merger Agreement, and the Merger Agreement was then executed and delivered by the parties.

     On September 16, 1996, prior to the commencement of trading of Shares on the New York Stock Exchange, the Company and Schnitzer issued a joint press release announcing the execution of the Merger Agreement and the terms of the Offer and the Merger. Also on September 16, 1996, the Company issued a press release reporting a consolidated net loss of $13,945,000, or $2.96 per share, for the second quarter ended July 31, 1996. The net loss included a $9.3 million write-down of Proler Recycling's new plant in Coolidge, Arizona, based on the Company's revised estimates of the future profitability of this facility. The Company expressed its belief that, even if the ongoing operational difficulties are addressed, the facility would not reach marginal profitability until at least January 1997. The net loss also reflected a charge of approximately $1.4 million for costs associated with the suspension of development of Proler Environmental's gasification project in connection with the Company's deferral of discretionary expenditures on this project.

     REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE BOARD. In approving the Merger, the Offer and the Merger Agreement and recommending that all stockholders tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including, without limitation:

          1. the financial and other terms and conditions of the Offer, the Merger and Merger Agreement;

          2. the ability of Schnitzer to finance an all-cash, all-Shares transaction and the absence of any financing condition;

          3. the extensive "due diligence" investigation already conducted by Schnitzer regarding the Company, Schnitzer's knowledge regarding the Company's industry and the fact that the Offer is not subject to any "due diligence" condition;

                                       14

          4. the oral and written presentations of J.C. Bradford and Chase Securities at the September 15, 1996 Board of Directors' meeting and the written opinions of J.C. Bradford and Chase Securities (the "Opinions"), each of which was to the effect that, as of the date of the Opinion and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders. The full text of the Opinions, which set forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by J.C. Bradford and Chase Securities, are included herewith and are attached hereto as EXHIBIT 5 and EXHIBIT 6, and such Opinions are incorporated herein by reference. Stockholders are urged to read the Opinions carefully in their entirety;

          5. the possible alternatives to the Offer and the Merger, including, without limitation, seeking to sell less than all of the Company's stock or assets, seeking equity financing for the Company and continuing to operate the Company as an independent entity and the risks associated therewith and the results of the efforts by the Company and the financial advisors to explore such alternatives;

          6. the familiarity of the Board of Directors with the business, results of operations, properties, prospects and financial condition of the Company and the nature and status of its businesses and the industry in which the Company operates;

          7. the significant extent to which the Company's value, and its ability to realize value for the Company's stockholders, are concentrated in joint operations over which the Company's control is limited and which have (historically and particularly in recent months) required substantial advances of funds from the Company, primarily for the purchase of inventory and for operating costs;

          8. the uncertainties regarding the Company's ability to financially support continuing development of, and to realize value for the Company's stockholders from, Proler Environmental's gasification technology and from Proler Recycling's operations;

          9. the fact that the Merger Agreement, which prohibits the Company, its subsidiaries and their respective officers, directors, employees, representatives, agents or affiliates from initiating, soliciting or encouraging any potential Takeover Proposal (as defined in the Merger Agreement), does permit the Company to furnish non-public information to, and participate in discussions and negotiations with, any person or entity that makes an unsolicited inquiry, offer or proposal relating to a Takeover Proposal after the date of the Merger Agreement, if the Board of Directors, after consultation with its financial advisors and based upon the advice of counsel and subject to the Company's obligation to advise and keep Schnitzer informed of any such Takeover Proposal, determines that it is necessary to do so in the exercise of its fiduciary duties;

          10. the fact that in the event that the Board decided to accept a Superior Proposal (as defined in the Merger Agreement) of a third party, the Board may terminate the Merger Agreement and pay Schnitzer the Termination Fee of $2 million plus Expenses not in excess of $1 million relating to the transactions contemplated by the Merger Agreement. The Board, after considering, among other things, data presented by J.C. Bradford and Chase Securities, did not believe that such termination provision would be a significant deterrent to a higher offer by a third party interested in acquiring the Company;

          11. the belief of the Board of Directors of the Company that the terms of Merger Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to the execution and public announcement of the Merger Agreement and that, if any such proposals were made, the Company, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any such third party; and

          12. the regulatory approvals required to consummate the Merger, including, among others, antitrust approvals, and the prospects for receiving such approvals.

     The Board of Directors of the Company did not assign relative weights to these and other factors that were considered or determine that any factor was of particular importance. Rather, the Board of Directors

                                       15

viewed its position and recommendation as being on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company and J.C. Bradford entered into an agreement dated April 22, 1996 to confirm the engagement of J.C. Bradford effective April 12, 1996 to serve as the Company's financial advisor in evaluating strategic alternatives for the Company and, if determined by the Company, in negotiations regarding the possible sale of the Company by way of a merger, a sale of all or a portion of the assets of stock of the Company or otherwise (a "Transaction"). For its services, the Company agreed to pay J.C. Bradford a nonrefundable fee of $30,000, an additional nonrefundable fee of $50,000 in connection with J.C. Bradford's rendering of a written opinion regarding the fairness to stockholders of the Company of consideration to be received in a Transaction and a fee equal to 1.0% of the "aggregate consideration" of such Transaction. For this purpose, such aggregate consideration with respect to the transactions contemplated by the Merger Agreement will include the total amount received by the Company's stockholders calculated on a fully-diluted basis and will also include the principal amount of any debt of the Company which is assumed by the Purchaser. The Company also agreed to reimburse J.C. Bradford for expenses reasonably and actually incurred in connection with services rendered as financial advisor to the Company, not to exceed $25,000 without the prior written approval of the Company. The Company also agreed to indemnify J.C. Bradford against certain liabilities incurred in connection with its services, including liabilities under federal securities laws.

     The Company and Chase Securities entered into an agreement dated April 12, 1996 pursuant to which Chase Securities agreed to render financial advisory services to the Company in connection with the development of a long-range financial strategy to maximize stockholder value, which might involve the sale of all or a substantial portion of the assets or equity securities of the Company to another party (a "Sale Transaction"). For its services as financial advisor, the Company agreed to pay Chase Securities a non-refundable fee of $30,000 and a fee equal to 1.0% of the "Aggregate Consideration" in a Sale Transaction, payable upon consummation of such Sale Transaction. For this purpose, such Aggregate Consideration with respect to the transactions contemplated by the Merger Agreement will include the amount of cash payable to the stockholders of the Company and will also include the amounts of any indebtedness assumed by the Buyer. The Company also agreed to reimburse Chase Securities for certain expenses reasonably incurred in connection with its engagement, not to exceed $25,000 without the prior written approval of the Company. The Company also agreed to indemnify Chase Securities against certain liabilities incurred in connection with its services, including liabilities under federal securities laws.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been affected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, other than options granted to the Company's non-employee directors pursuant to the Company's 1994 Non-Employee Director Stock Option Plan.

     (b) The Company's directors have confirmed their intentions to tender shares, if any, held by them in the Offer. The Company does not know the extent to which its executive officers plan to tender pursuant to the Offer or hold any Shares beneficially owned by them, nor does the Company know of any current intention by its executive officers or directors to otherwise dispose of such Shares.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which is related to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

                                       16

     (b) Except as described in Item 3(b) and Item 4, there are no transactions, Board resolutions, agreements in principle, or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT NO.                                                  DOCUMENT
- ------------------  ------------------------------------------------------------------------------------------------
Exhibit 1     --    Agreement and Plan of Merger dated as of September 15, 1996 among Schnitzer Steel Industries,
                    Inc., Proler International Corp. and PIC Acquisition Corporation.
Exhibit 2     --    Confidentiality Agreement dated June 11, 1996 between Proler International Corp. and Schnitzer
                    Steel Industries, Inc.
Exhibit 3     --    Letter to Stockholders of Proler International Corp. dated September 20, 1996.*
Exhibit 4     --    Press Release issued by Proler International Corp. dated September 16, 1996.
Exhibit 5     --    Opinion, dated September 15, 1996, of J. C. Bradford & Co., LLC*
Exhibit 6     --    Opinion, dated September 15, 1996, of Chase Securities Inc.*

- ------------

* Included in copies mailed to stockholders of the Company.

                                       17

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PROLER INTERNATIONAL CORP.

                                          By:  BRUCE W. WILKINSON
                                           /s/ BRUCE W. WILKINSON
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated:  September 20, 1996

                                       18


                                                                      SCHEDULE I

                           PROLER INTERNATIONAL CORP.
                                  P.O. BOX 286
                              HOUSTON, TEXAS 77001
                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER
                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

     This Information Statement is being provided to the stockholders of Proler International Corp. (the "Company") pursuant to Section 14(f) of the
Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule
14f-1 thereunder in connection with an Agreement and Plan of Merger (the "Merger Agreement") entered into September 15, 1996 by and among the Company, Schnitzer Steel Industries, Inc., a Delaware corporation ("Schnitzer"), and
PIC Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Schnitzer (the "Purchaser").

     Pursuant to the Merger Agreement, the Purchaser is making a cash tender offer (the "Offer") to purchase all of the outstanding common stock, $1.00 par value per share, of the Company ("Common Stock"), and the associated stock rights (the "Rights") issued pursuant to the Rights Agreement dated as of February 28, 1996 between the Company and KeyCorp Shareholder Services, Inc. (as amended effective September 15, 1996, the "Rights Agreement"), for $7.50 per share, net to the seller in cash, as described in the Purchaser's Offer to Purchase dated September 20, 1996 and related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer Documents"). The Offer will expire October 18, 1996, unless extended. The Offer is conditioned upon, among other things, there being validly tendered prior to the expiration date and not withdrawn a number of shares of Common Stock and associated Rights (such shares and associated Rights herein called "Shares") which, when added to Shares already owned by Purchaser or Schnitzer, constitutes at least a majority of the Shares outstanding on a fully diluted basis. The Merger Agreement also provides for the merger (the "Merger") of the Purchaser with and into the Company as soon as practicable after consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Schnitzer, the sole stockholder of the Purchaser. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by Schnitzer, the Purchaser, or any indirect or direct wholly owned subsidiary of Schnitzer or the Company, all of which will be canceled, and other than Shares, if any, held by stockholders who have perfected rights as dissenting stockholders under Delaware law) will be converted into the right to receive cash in an amount of $7.50 without interest.

     Pursuant to Section 1.3 of the Merger Agreement, promptly after the consummation of the Offer, the Purchaser will be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate that number (rounded up to the next greatest whole number) of directors to the Company's board of directors (the "Board of Directors") that is equal to the product of the total number of directors on the Board of Directors multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by the Purchaser or any affiliate of Purchaser bears to the number of shares of Common Stock outstanding. The Company will, upon Purchaser's request, increase the size of the Board of Directors and exercise its best efforts to secure the resignations of such number of directors as necessary to enable the Purchaser's designees to be elected to the Board of Directors. The Company will also cause each committee of the Board of Directors, the board of directors of each subsidiary of the Company, and each committee of

                                      I-1

such board to include the Purchaser's designees constituting the same percentage of each such committee or board as Purchaser's designees are of the Board of Directors. Following the time that Purchaser's designees constitute a majority of the Board of Directors, any action on the part of the Company with respect to the Merger Agreement or any of the transactions contemplated thereby will require the vote of a majority of the members of the Board of Directors who are not designees of Purchaser.

     The terms of the Merger Agreement, a summary of the events leading up to the execution of the Merger Agreement and Offer, and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer. This Information Statement is being delivered to holders of Shares contemporaneously with the Purchaser's Offer materials and the Company's Schedule 14D-9, dated September 20, 1996, to which this Information Statement is attached as Schedule I. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and Schnitzer (the "Schedule 14D-1").

     No action is required by the stockholders of the Company in connection with the election of the Purchaser's designees to the Board of Directors. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended, requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in the majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

     The Common Stock (together with the associated Rights) is the only outstanding class of equity securities of the Company. As of September 13, 1996, the Company had 4,717,356 Shares outstanding. Each Share is entitled to one vote on all matters submitted to a vote of the stockholders of the Company.

PRINCIPAL STOCKHOLDERS

     The following table contains certain information, as of September 13, 1996, as to (i) each holder of Shares known to the Company (through statements filed with the Securities and Exchange Commission (the "Commission") pursuant to Sections 13(d) or 13(g) of the Exchange Act) to be the beneficial owner of more than 5% of the Common Stock; (ii) each current director of the Company; (iii) the executive officers named in the Summary Compensation Table set forth in this Information Statement (with the exception of Steven F. Gilliland, who resigned as officer and director on June 24, 1996); and (iv) all current directors and executive officers as a group. Unless otherwise noted, the persons listed below have sole voting and investment power with respect to the shares held in their names.


                                         AMOUNT AND         PERCENTAGE
                                          NATURE OF             OF
          NAME AND ADDRESS               BENEFICIAL        OUTSTANDING
         OF BENEFICIAL OWNER            OWNERSHIP(1)          SHARES
- -------------------------------------   -------------      ------------
Herman Proler........................      451,367(2)           9.46%
Harvey Alter.........................        4,000(3)          *
Richard B. Mayor.....................        5,500(4)          *
John J. McKenna......................        6,000(5)          *
Roman E. Boruta......................       --                --
Bruce W. Wilkinson...................       --                --
Dennis Caputo........................       19,694(6)          *
David Juengel........................        7,316(7)          *
Ian Linton...........................       10,039(8)          *
Michael Loy..........................       32,640(9)          *

                                             (TABLE CONTINUED ON FOLLOWING PAGE)

                                      I-2



                                         AMOUNT AND         PERCENTAGE
                                          NATURE OF             OF
          NAME AND ADDRESS               BENEFICIAL        OUTSTANDING
         OF BENEFICIAL OWNER            OWNERSHIP(1)          SHARES
- -------------------------------------   -------------      ------------
Pioneering Management Corporation....      468,000(10)          9.92%
  60 State Street
  Boston, Massachusetts 02114
Tweedy, Browne Company L.P. .........      458,923(11)          9.73%
  52 Vanderbilt Avenue
  New York, New York 10017
Billie Fay Proler....................      257,409(12)          5.46%
  2929 Buffalo Speedway
  Houston, Texas 77098
David S. Lurie.......................      256,779(13)          5.44%
  5847 San Felipe, Ste. 600
  Houston, Texas 77057
Dimensional Fund Advisors............      241,000(14)          5.11%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401
All officers and directors as a group
  (15 persons).......................      559,431(15)         11.58%

- ------------

  *  Less than one percent.

 (1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within sixty days after such date.

 (2) Includes 395,919 shares held of record by Mr. Proler, 3,181 shares allocated to Mr. Proler pursuant to the Company's 401(k) Plan as to which Mr. Proler does not have voting power, and 52,267 shares subject to currently exercisable options. Excluded are 300 shares held by the wife of Herman Proler, the beneficial ownership of which he disclaims.

 (3) Includes 1,000 shares held of record by Dr. Alter and 3,000 shares subject to currently exercisable options.

 (4) Includes 2,500 shares held of record by Mr. Mayor and 3,000 shares subject to currently exercisable options.

 (5) Includes 3,000 shares held of record by Mr. McKenna and 3,000 shares subject to currently exercisable options.

 (6) Includes 4,312 shares held of record by Mr. Caputo, 1,340 shares allocated to Mr. Caputo pursuant to the Company's 401(k) Plan as to which Mr. Caputo does not have voting power, and 14,042 shares subject to currently exercisable options. Does not include 655 shares of restricted stock awarded to Mr. Caputo pursuant to the Company's 1993 Incentive Compensation Plan and subject to vesting as described below.

 (7) Includes 758 shares held of record by Mr. Juengel, 808 shares allocated to Mr. Juengel pursuant to the Company's 401(k) Plan as to which Mr. Juengel does not have voting power, and 5,750 shares subject to currently exercisable options. Does not include 278 shares of restricted stock awarded to Mr. Juengel pursuant to the Company's 1993 Incentive Compensation Plan and subject to vesting as described below.

 (8) Includes 1,612 shares held of record by Mr. Linton, 427 shares allocated to Mr. Linton pursuant to the Company's 401(k) Plan as to which Mr. Linton does not have voting power, and 8,000 shares subject to currently exercisable options. Does not include 655 shares of restricted stock awarded to Mr. Linton pursuant to the Company's 1993 Incentive Compensation Plan and subject to vesting as described below.

                                             (NOTES CONTINUED ON FOLLOWING PAGE)

                                      I-3

 (9) Includes 16,640 shares held of record by Mr. Loy and 16,000 shares subject to currently exercisable options. Does not include 819 shares of restricted stock awarded to Mr. Loy pursuant to the Company's 1993 Incentive Compensation Plan and subject to vesting as described below.

(10) This information is derived from a Schedule 13G dated January 26, 1996 filed by Pioneering Management Corporation ("Pioneering"). Pioneering has sole dispositive and shared voting power with respect to these shares.

(11) This information is derived from an Amendment Number 3 to a Schedule 13D dated February 6, 1996 filed by Tweedy, Browne Company L.P. ("TBC") and Amendment No. 2 to a Schedule 13D filed by Vanderbilt Partners, L.P. ("Vanderbilt") also dated February 6, 1996. The general partners of TBC are Christopher H. Browne, William H. Browne and John D. Spears, who are also general partners in Vanderbilt. Of the 458,923 shares shown, 453,923 shares (the "TBC Shares") are held in the accounts of various customers of TBC as to which TBC has shared dispositive power. TBC has sole power to vote 415,897 of the TBC Shares and no power to vote 38,026 of the TBC Shares. 5,000 shares are held by Vanderbilt, which has sole voting and dispositive power with respect to such shares. Each of TBC and Vanderbilt disclaim beneficial ownership of shares held by the other and of shares held in TBC's customer accounts.

(12) Of the shares shown above as beneficially owned by Mrs. Billie Fay Proler, 630 shares are held of record by Mrs. Proler, 84,420 shares are held by Mrs. Proler and David S. Lurie as trustees for the benefit of Mrs. Proler, and 172,359 shares are held by Mrs. Proler and Mr. Lurie as trustees of the Trust under the Will of Israel Proler, Deceased (the "Trust"). Mrs.
     Proler and Mr. Lurie share the power to vote and dispose of shares held in trust for the benefit of Mrs. Proler and as trustees of the Trust.

(13) As described in note 12 above, the shares held by Mr. Lurie are held in his capacity as a Trustee for the benefit of Mrs. Proler and as a Trustee of the Trust.

(14) This information is derived from a Schedule 13G dated February 7, 1996 filed by Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment advisor. Dimensional is deemed to have beneficial ownership of 241,000 shares of Company stock as of December 31, 1995, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

(15) Includes 114,679 shares subject to immediately exercisable options and 9,255 shares allocated to officers under the Company's 401(k) Plan, including those shares discussed in notes 4 through 12 above. Does not include a total of 2,735 shares of restricted stock awarded to officers under the Company's 1993 Incentive Compensation Plan and subject to vesting, including those discussed in notes 6 through 9 above.

CHANGES IN CONTROL

     To the knowledge of the Company, no change in control of the Company has occurred since the beginning of its last fiscal year. However, upon successful completion of the Offer, the Purchaser will have acquired at least a majority of the outstanding Shares and will effectively control the Company. Pursuant to the Merger Agreement, the Purchaser will have paid $7.50 per share in cash for all shares purchased in the Offer and will thereupon consummate the Merger and Schnitzer will acquire the entire equity interest in the Company.

                                      I-4

                        DIRECTORS AND EXECUTIVE OFFICERS

GENERALLY

     The Board of Directors is currently composed of six directors, elected for staggered three-year terms and serving until their successors are elected and have qualified or until their earlier death, resignation or removal.

CURRENT DIRECTORS

     HERMAN PROLER is Chairman of the Board of the Company. Prior to October 1995, Mr. Proler had also served as Chief Executive Officer of the Company.

     BRUCE W. WILKINSON is the interim President and Chief Executive Officer of the Company. Mr. Wilkinson is the former Chairman and Chief Executive Officer of CRSS Inc., a Houston-based, independent power and industrial energy company and had been with CRSS since 1978. He served as President and CEO from 1982 through 1989 and as Chairman and CEO from 1989 through 1995.
Mr. Wilkinson is also a director of NorAm Energy Corp.

     HARVEY ALTER has been Association Manager, Resources Policy Department of the U.S. Chamber of Commerce since 1979. He is an Adjunct Professor, University of Maryland University College Graduate School of Management and Technology. Dr. Alter is a director of the National Institute for Urban Wildlife and of wTe Corporation. He also is a member of the Solid Waste Committee of Keep America Beautiful. Dr. Alter has served on the State of Maryland's Task Force on Solid Waste and in 1989 was appointed Chairman of the Governor's Advisory Council on Recycling. He has been a member of two federal advisory committees on aspects of solid waste regulation.

     ROMAN E. BORUTA has served in a number of chief executive and other executive operations management positions. He was Chairman of the Board, President and Chief Executive Officer of Purolator Products Company from 1990 to 1994 and President and Chief Executive Officer of Donlee Technologies, Inc. from 1988 to 1990. Mr. Boruta also served as President of the Applied Systems Division of York International from 1987 to 1988. He was President of Reed Tool Company, a subsidiary of Baker International Corp., from 1979 to 1987 where he had previously served as Vice President of Manufacturing from 1977 to 1979. Mr. Boruta was also Vice President and General Manager of Clark Equipment Company from 1973 to 1977 and had previously been its Vice President of Manufacturing from 1967 to 1973. Mr. Boruta is currently an independent management consultant in Houston, Texas. Mr. Boruta is also a director of American Central Gas Company.

     RICHARD B. MAYOR has been a partner at Mayor, Day, Caldwell & Keeton, L.L.P., a Houston-based law firm, since its formation in 1982. Mayor, Day, Caldwell & Keeton is retained by the Company. Mr. Mayor is also a director of American Oncology Resources, Inc.

     JOHN J. MCKENNA has been Chairman and Chief Executive Officer of McKenna & Company, a Houston-based investment banking firm, since its formation in October 1989. From June 1986 to September 1989, Mr. McKenna was managing director and head of the Houston investment banking office of Lehman Brothers. Commencing August 1996, Mr. McKenna has been a Managing Director in the Corporate Finance Group of Price Waterhouse LLP.

                                      I-5

     The following table provides certain information with respect to the current directors.

                                                                DIRECTOR
                                                                   OF             POSITION AND OFFICES
                                                               COMPANY OR      PRESENTLY HELD WITH COMPANY
                                                  TERM WILL    PREDECESSOR       (AND PRESENT PRINCIPAL
                  NAME                     AGE     EXPIRE        SINCE*         OCCUPATION IF DIFFERENT)
- ----------------------------------------   ---    ---------    ----------    -------------------------------
Herman Proler...........................   68        1999          1948      Director, Chairman of the Board
Bruce W. Wilkinson......................   52        1999          1996      Director, interim President and
                                                                             Chief Executive Officer (former
                                                                             Chairman and Chief Executive
                                                                             Officer of CRSS Inc.)
Harvey Alter............................   64        1999          1993      Director (Association Manager,
                                                                             Resources Policy Department of
                                                                             the U.S. Chamber of Commerce)
Roman E. Boruta.........................   66        1997          1996      Director (Management
                                                                             Consultant)
Richard B. Mayor........................   62        1998          1985      Director (Partner, Mayor, Day,
                                                                             Caldwell & Keeton, L.L.P.)
John J. McKenna.........................   47        1997          1992      Director (Chairman and Chief
                                                                             Executive Officer of McKenna &
                                                                             Company)

- ------------

* The Company is the successor to Proler International Corp., a Delaware corporation (the "Predecessor") as a result of a restructuring of the Predecessor into a "holding company" structure effective
  February 28, 1996. Each of the directors, other than Messrs. Boruta and Wilkinson, served as a director of the Predecessor from the date indicated.

THE PURCHASER'S DESIGNEES

     The Purchaser has designated four persons (the "Designees") to be elected as members of the Board of Directors pursuant to the terms of the Merger Agreement. Thirty-three shares of the Company's Common Stock are held by the Leonard Schnitzer Family Trust of which Leonard Schnitzer serves as trustee. Except for such shares, none of the Designees owns any shares of the Company's Common Stock beneficially or of record. Set forth below for each Designee is his or her age, principal occupations during at least the last five years, and other directorships held of reporting companies. The following information concerning the Designees is based upon data provided by the Purchaser.

     LEONARD SCHNITZER, 71, has been the Chief Executive Officer of Schnitzer since August 1973, and became Chairman of the Board in March 1991. He is a director of Schnitzer.

     ROBERT W. PHILIP, 48, has been President of Schnitzer since March 1991. He had been Vice President of Schnitzer since 1984 with responsibility for Schnitzer's Metra Steel division from 1984 to the time of its sale in July 1990. He is a director of Schnitzer.

     KENNETH M. NOVACK, 49, has been Executive Vice President of Schnitzer and President of Schnitzer Investment Corp. and certain other affiliated Schnitzer companies since May 1991. From 1981 until April 1991, he was a partner in the law firm of Ball, Janik & Novack. He is a director of Schnitzer.

     DORI SCHNITZER, 42, has been Secretary of Schnitzer since June 1987 and became a director in March 1991. She also served as corporate counsel of Schnitzer from October 1987 to May 1991 when she became Vice President of Lasco Shipping Co.

STANDING COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established and maintains an Audit Committee and a Compensation Committee. The Audit Committee reviews with the Company's independent auditors the plan, scope and results of the annual audit and the procedures for and results of internal controls. The Audit Committee met once during the year ended January 31, 1996. The members of the Audit Committee are Dr. Alter and Mr. Boruta. The Compensation Committee reviews and recommends compensation arrangements for key

                                      I-6

management personnel, including the Chairman and the President and Chief Executive Officer of the Company. The Compensation Committee met twice during the year ended January 31, 1996. The members of the Compensation Committee are Dr. Alter (Chairman), Mr. McKenna, and Mr. Boruta. The members of the Compensation Committee also administer the 1988 Stock Option Plan and the 1993 Incentive Compensation Plan. Mr. Boruta joined the Audit Committee and Compensation Committee in May 1996. The Board of Directors does not have a nominating committee. Mr. McKenna, who served as a Chairman of the Audit Committee, resigned from the committee in August 1996.

MEETINGS OF THE BOARD OF DIRECTORS

     During the Company's fiscal year ended January 31, 1996, the Board of Directors held six meetings. During such fiscal year each director attended all of the meetings of the Board of Directors and all of the meetings of the committees of which he was a member.

COMPENSATION OF DIRECTORS

     Directors who are not employees of the Company receive a quarterly payment of $3,750, plus $1,000 for each Board of Directors' meeting attended. In addition, committee chairmen receive $1,500 and other committee members receive $1,000 for each committee meeting attended.

     Each of Messrs. Boruta, McKenna, Alter and Mayor was granted options to purchase 1,000 shares of Common Stock at an exercise price of $7.00 per share under the 1994 Non-Employee Director Stock Option Plan on June 25, 1996. In addition, each person who is a non-employee director of the Company on the date of each annual meeting of stockholders through 1998 will receive options to purchase an additional 1,000 shares of Common Stock on each such date, for an exercise price equal to the market value of Common Stock on such date.

EXECUTIVE OFFICERS

     The following table sets forth the name and age of each executive officer of the Company, all positions and offices held by each person named and the period during which each person named has served as an officer of the Company. Unless otherwise stated below, each person has held such positions and offices for more than the past five years:

                                                                                                    SERVED
                                                                                                     AS AN
                                                                                                  OFFICER OF
                  NAME                     AGE             POSITION AND OFFICES HELD             COMPANY SINCE
- ----------------------------------------   ---      ----------------------------------------     -------------
Herman Proler...........................   68       Chairman of the Board, Director(1)                1948
Bruce W. Wilkinson......................   52       President and Chief Executive Officer,            1996
                                                    Director(2)
Norman G. Bishop........................   65       Vice President -- Technical(3)                    1993
Harold B. Burnham.......................   51       Vice President(4)                                 1995
Dennis L. Caputo........................   49       Vice President -- Environmental and               1989
                                                    Safety Compliance(5)
David A. Juengel........................   36       Vice President, Treasurer and Assistant           1991
                                                    Secretary(6)
Ian A. Linton...........................   36       Vice President -- Western Operations(7)           1991
Michael F. Loy..........................   51       Vice President -- Finance, Chief                  1992
                                                    Financial Officer and Secretary(8)
Kurt Smalberg...........................   61       Vice President -- Scrap Operations(9)             1995
Joy S. Thakur...........................   30       Vice President(10)                                1995

                                                       (NOTES ON FOLLOWING PAGE)

                                      I-7

- ------------

 (1) Mr. Proler has been Chairman of the Board since 1985. From 1985 until October 5, 1995, Mr. Proler also served as Chief Executive Officer of the Company.

 (2) Mr. Wilkinson joined the company as a Director in May 1996, and has been interim President and Chief Executive Officer of the Company since July 31, 1996. Mr. Wilkinson was the Chief Executive Officer of CRSS Inc. for more than five years through 1995.

 (3) Mr. Bishop joined the Company on February 13, 1989, and served as Vice President of Proler Environmental. He was elected Vice
     President -- Technical of the Company on April 12, 1993. Prior to February 13, 1989, Mr. Bishop was Vice President of Zia Technology, Inc. for seven years.

 (4) Mr. Burnham joined the Company on June 12, 1995 as Vice President. Prior to his employment with Proler, he was employed as Director of Sales for Gilbert Commonwealth in 1994. He served as Director, Business Development in the Power Division of CRS Sirrine Engineers, Inc. from 1987 to 1994.

 (5) Mr. Caputo joined the Company on June 8, 1989 as Vice
     President -- Environmental and Safety Compliance. Prior to his employment with the Company, Mr. Caputo was principal with ENSR Consulting and Engineering.

 (6) Mr. Juengel joined the Company on September 23, 1988 as Tax Manager. He was elected Assistant Vice President of Finance and Accounting on September 11, 1991 and was promoted to Vice President, Treasurer and Assistant Secretary on December 8, 1992. Prior to his employment with the Company, Mr. Juengel was employed as a Tax Manager by Ernst & Young and Coopers & Lybrand.

 (7) Mr. Linton joined the Company on May 20, 1991. He was elected Vice President -- Refining on June 12, 1991 and was promoted to Vice President -- Western Operations on December 8, 1992. Prior to his employment with the Company, Mr. Linton was employed as Group Manager of Capper Pass & Son Limited, North Humberside, England.

 (8) Mr. Loy joined the Company on August 1, 1992 as Vice President -- Finance and Chief Financial Officer and on December 8, 1992 was elected to the additional position of secretary of the Company. Prior to joining the Company, Mr. Loy served from 1989 to 1992 as Director and President of MFL Consulting Group, Inc. From 1987 to 1989, he served as Director, Vice President and Chief Financial Officer of Cabot Energy Corporation.

 (9) Mr. Smalberg joined the Company on October 15, 1995, as Vice
     President -- Scrap Operations. Prior to his employment with the Company, Mr. Smalberg was a private investor from October 1994 to October 1995, Senior Vice President of Hugo Neu Corporation from October 1990 to September 1994 and President of the Steel Can Recycling Institute from August 1988 to September 1990.

(10) Mr. Thakur joined the Company on May 30, 1995, as Vice President. He was previously employed as Manager of Project Development for Gas Energy, Inc. in New York, from 1994 to 1995, and in a variety of financial positions with CRSS Inc. from 1987 to 1994.

     The term of office of each of the other officers extends until the next annual meeting of directors or until his successor has been duly elected and qualified.

                                      I-8

COMPENSATION SUMMARY

     The following tables set forth (i) the aggregate amount of remuneration paid by the Company for the three fiscal years ended January 31, 1994, 1995 and 1996 to the Chief Executive Officer, the Company's four most highly compensated officers in addition to the Chief Executive Officer, and (ii) the fiscal year-end value of all stock options held by such individuals. No stock options were exercised by any of such individuals during the fiscal year ended January 31, 1996.

     Steven F. Gilliland resigned as President and Chief Executive Officer of the Company on June 24, 1996. On July 31, 1996, Bruce Wilkinson was appointed interim President and Chief Executive Officer at a monthly salary of $20,000.

                           SUMMARY COMPENSATION TABLE

                                                                   LONG TERM COMPENSATION AWARDS
                                       -------------------------------------------------------------------------------------
                                                                                                     (#) OF
                                                        ANNUAL COMPENSATION           RESTRICTED   SECURITIES    ALL OTHER
                                       FISCAL    ---------------------------------      STOCK      UNDERLYING   COMPENSATION
     NAME AND PRINCIPAL POSITION        YEAR       SALARY      BONUS      OTHER        AWARD(1)     OPTIONS         (2)
- -------------------------------------  -------   ----------  ---------  ----------    ----------   ----------   ------------
Herman Proler........................    1996    $  318,718(3) $     0  $  275,937(4)  $      0            0      $ 22,127(5)
  Chairman                               1995       388,636          0     280,882(4)         0            0        25,016(5)
                                         1994       300,000          0     277,888(4)         0       10,000        26,248(5)

Steven F. Gilliland(6)...............    1996    $  197,728  $       0  $        0     $      0       65,000      $      0
  President and Chief                    1995        --         --          --           --           --            --
  Executive Officer                      1994        --         --          --           --           --            --

Michael Loy..........................    1996    $  150,000  $       0  $    1,380(7)  $      0            0      $  1,474
  Vice President --                      1995       150,000     45,000       1,633(7)         0            0         1,450
  Finance                                1994       131,251     56,250       1,415(7)    29,815        6,000         1,449

Dennis Caputo........................    1996    $  125,000  $       0  $    3,641(7)  $      0        2,000      $  1,474
  Vice President --                      1995       125,000     40,000       3,509(7)         0            0         1,474
  Environmental and                      1994       125,001     45,000       1,904(7)    23,850        6,000         1,449
  Safety Compliance

Ian Linton...........................    1996    $  115,000  $       0  $      341(7)  $      0        3,000      $  5,382(8)
  Vice President --                      1995       115,000     40,000       2,366(7)         0            0         9,829(8)
  Western Operations                     1994        92,500     45,000         276(7)    23,850        6,000           784

David Juengel........................    1996    $   85,000  $       0  $    3,271(7)  $      0            0      $  1,315
  Vice President                         1995        85,000     25,500       2,249(7)         0            0         1,474
  and Treasurer                          1994        82,702     19,125         975(7)    10,137        3,000         1,449

- ------------

(1) Represents the value as of March 11, 1994 of shares of restricted stock awarded on that date as a portion of the participant's bonus for fiscal 1994 pursuant to the Company's Incentive Compensation Plan. The number of shares awarded to Messrs. Loy, Caputo, Linton and Juengel were 2,459, 1,967, 1,967 and 836, respectively. Each share award vests one-third each year over the three-year period beginning January 31, 1995. As of January 31, 1996, the value of the aggregate restricted stock held by Messrs. Loy, Caputo, Linton and Juengel (exclusive of shares that vested on such date) was $6,962, $5,568, $5,568 and $2,363, respectively, based on the $8.50 per share closing price of the Common Stock on the New York Stock Exchange on such date. No dividends will be paid on the unvested shares of restricted stock. No other shares of restricted stock are held by such individuals.

(2) Except as otherwise noted, represents the Company's matching 401(k) contribution for such officer.

(3) Mr. Proler served as the Company's Chief Executive Officer until October 5, 1995, when Mr. Gilliland assumed this position. Mr. Proler continues to serve as Chairman of the Board at a salary of $100,000 per year.

(4) Represents payments to Mr. Proler of $937, $5,882, and $2,884, for fiscal 1996, 1995, and 1994, respectively, under the Company's medical reimbursement arrangement for executive officers (which

                                             (NOTES CONTINUED ON FOLLOWING PAGE)

                                      I-9

    plan was terminated effective January 31, 1996) and $275,000, $275,000 and $275,004 for fiscal 1996, 1995 and 1994, respectively, in payments under Mr. Proler's deferred compensation arrangement described below.

(5) The spouse of Mr. Proler is a party to a split dollar insurance agreement with the Company pursuant to which she has obtained an insurance policy on his life in the amount of $1,000,000. The Company paid annual premiums on this policy in the amount of $34,182 for each of fiscal 1996, 1995 and 1994. Mrs. Proler paid the economic benefit to the Company on this policy in the amounts of $12,055, $10,640, and $9,383 for fiscal 1996, 1995 and 1994, respectively. The amounts shown represent the net cost to the Company. Upon the death of Mr. Proler, the beneficiary named by his spouse is entitled to receive a portion of the benefits under the policy, and the Company will receive the cash surrender value of the policy. The balance of the amounts shown represent the Company's matching 401(k) contributions for Mr. Proler of none, $1,474, and $1,449 for fiscal 1996, 1995 and 1994, respectively.

(6) Mr. Gilliland joined the Company on February 8, 1995 as President and Chief Operating Officer, and became Chief Executive Officer on October 5, 1995 at a per annum compensation level of $200,000. Mr. Gilliland resigned as an officer and director of the Company on June 24, 1996.

(7) Represents payments under the Company's medical reimbursement arrangement for executive officers. This plan was terminated effective January 31, 1996.

(8) Includes payments in fiscal 1995 by the Company of $8,895 for legal fees regarding Mr. Linton's permanent residency in the United States and in fiscal 1996 $4,400 for tax equalization of these legal fees. The balance of the amount represents Company matching on 401(k) contributions of $982 and $934 for fiscal 1996 and 1995.

     The foregoing table does not include fringe benefits which in the aggregate do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus for the named executive officer.

OPTION GRANTS

     The following table sets forth certain information as of January 31, 1996, and for the fiscal year then ended, with respect to stock options granted to the executive officers named in the Summary Compensation Table.

              OPTION GRANTS IN FISCAL YEAR ENDED JANUARY 31, 1996

                                                                                                       POTENTIAL REALIZABLE
                                                              % OF                                       VALUE AT ASSUMED
                                            NUMBER OF         TOTAL                                   ANNUAL RATES OF STOCK
                                           SECURITIES        OPTIONS                                  PRICE APPRECIATION FOR
                                           UNDERLYING      GRANTED TO      EXERCISE                        OPTION TERM
                                             OPTIONS      EMPLOYEES IN      OR BASE     EXPIRATION    ----------------------
                  NAME                       GRANTED       FISCAL YEAR       PRICE         DATE           5%         10%
- ----------------------------------------   -----------    -------------    ---------    -----------   ----------  ----------
Steven Gilliland........................      65,000       75.58%            $7.00        02/07/05    $  286,147  $  725,153
Dennis Caputo...........................       2,000        2.33%             7.88        04/25/05         9,911      25,117
Ian Linton..............................       3,000        3.49%             7.88        04/25/05        14,867      37,676

                                      I-10

OPTION EXERCISES

     The executive officers named in the Summary Compensation Table did not exercise any stock options during the 1995 fiscal year ended January 31, 1996. The following table sets forth the number of shares covered by unexercisable stock options as of January 31, 1996, and the value of "in the money" options held by such executive officer on January 31, 1996.

              JANUARY 31, 1996 FISCAL YEAR-END OPTION VALUE TABLE

                                                                               VALUE OF UNEXERCISED
                                              NUMBER OF UNEXERCISED            IN-THE-MONEY OPTIONS
                                            OPTIONS AT FISCAL YEAR END         AT FISCAL YEAR END*
                                           ----------------------------    ----------------------------
                  NAME                     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- ----------------------------------------   -----------    -------------    -----------    -------------
Herman Proler...........................      52,267           3,333         $ 3,334         $ 1,666
Steven Gilliland........................      43,333          21,667          65,000          32,500
Michael Loy.............................      16,000           2,000          39,500           1,000
Dennis Caputo...........................      14,042           3,333           2,417           1,833
Ian Linton..............................       8,000           4,000           2,625           2,250
David Juengel...........................       5,750           1,000           1,000             500

- ------------

* Based on the $8.50 per share closing price of the Common Stock on the New York Stock Exchange on January 31, 1996.

REMUNERATION AGREEMENTS AND OTHER ARRANGEMENTS

     The Company has entered into a deferred compensation agreement with Herman Proler, amended as of December 31, 1989, under which he is entitled to receive monthly payments of $22,917 for a ten-year period commencing with the month following his attainment of age 65, regardless of whether he is actively employed by the Company. Pursuant to this agreement such monthly payments began in January 1993. In the event of Mr. Proler's death, his designated beneficiary or, in the absence of a designated beneficiary, his spouse or the executor or administrator of his estate, would be entitled to receive such monthly payments.

     In no event may benefits otherwise payable to Mr. Proler under these deferred compensation agreements described above exceed the lesser of (i) 299% of their respective "base amounts" as defined and used in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), or (ii) the maximum amount of additional compensation respectively payable to him without resulting in the denial of any Federal income tax deduction by the Company for such payments under Section 280G or Section 4999 of the Code.

     The Company has also entered into a deferred compensation agreement with Norman Bishop effective April 16, 1993 under which Mr. Bishop will receive a monthly payment beginning on the later of the May 1, 1998 or the first day of the month following his retirement from the Company, and continuing for ten years. Such monthly payments will be $1,181 if Mr. Bishop is continuously employed by the Company through April 16, 1996, $2,361 if he is so employed through April 16, 1997, and $3,542 if he is so employed through April 16, 1998.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors presented the following report on executive compensation in connection with the Company's 1996 annual meeting of stockholders. This report describes the components of the Company's compensation to its executive officers and the basis on which compensation was determined for the Chief Executive Officer and other executive officers of the Company for the fiscal year ended January 31, 1996. Since this report was presented, Steven F. Gilliland resigned as President and Chief Executive Officer of the Company on June 24, 1996. Bruce Wilkinson was appointed interim President and Chief Executive Officer at a monthly salary of $20,000. In addition, the Executive Deferred Compensation Plan for key employees described below was terminated in August 1996 with respect to participants not currently receiving benefits.

                                      I-11

     The members of the Compensation Committee for the fiscal year ended January 31, 1996 were Dr. Alter (Chairman) and Mr. McKenna. The Compensation Committee's duties include recommending compensation for the Chairman of the Board and for the President and Chief Executive Officer of the Company and reviewing and approving recommendations made by management regarding compensation for other executive officers. Recommendations of the Compensation Committee are subject to the approval of the Board of Directors of the Company. Members of the Compensation Committee also administer the Company's 1988 Stock Option Plan and the Company's 1993 Incentive Compensation Plan.

     The executive officers of the Company for the fiscal year ended January 31, 1996 consisted of Herman Proler, Chief Executive Officer until October 1995; Steven F. Gilliland, President and Chief Executive Officer since February 1995 and October 1995, respectively; Norman Bishop, Vice President -- Technical; Harold Burnham, Vice President; Dennis Caputo, Vice President -- Environmental and Safety Compliance; David A. Juengel, Vice President and Treasurer; Ian Linton, Vice President -- Western Operations; Michael F. Loy, Vice
President -- Finance, Chief Financial Officer and Secretary; Kurt Smalberg, Vice President -- Scrap Operations; and Joy S. Thakur, Vice President.

     In conducting its review and recommendations with respect to executive compensation, the Compensation Committee considers the following general objectives:

         o   Attracting and retaining key executives for the Company.

         o Basing incentive compensation opportunities on the Company's performance.

         o Coordinating its recommendations with the Company's annual and long-term objectives and strategies.

EXECUTIVE OFFICER COMPENSATION

     The three principal components of the Company's compensation for executive officers and key employees are base salary, annual bonuses and stock option grants. The Compensation Committee believes it is essential that the Company be able to attract and retain qualified individuals for positions of substantial responsibility by offering a total compensation package that is competitive in the industry. Factors taken into account in determining base salary levels include the Company's financial performance, competitive market conditions and individual officer duties, responsibilities, current performance, future potential and tenure with the Company. To that end, the Compensation Committee has a general policy of targeting base salaries for key executives at the median level of the competitive market for such executives. In determining competitive market salaries, comparisons are made to durable goods manufacturing companies, which include steel and metal manufacturing companies, supplemented by available information on comparable companies. In view of the Company's financial results for fiscal 1996, the Committee did not consider salary increases or bonuses for executive officers appropriate and none have been awarded for 1996.

     The Company's executive officers have historically received cash bonuses determined near the Company's fiscal year end. Under the Company's 1993 Incentive Compensation Plan key employees of the Company have the opportunity to earn annual bonus awards based on their achievement of performance goals set by the Compensation Committee. The Compensation Committee attempts to emphasize quantitative measures of performance whenever possible and focuses on management activities intended to lead to greater profitability for the Company. Performance goals are to be determined for each participant on an individual basis and consist of specific job assignments or financial or operational performance objectives for the fiscal year. A participant's overall performance and contribution to the Company may also be considered in determining a portion of any award. The Compensation Committee believes that the 1993 Incentive Compensation Plan should incorporate specific operating profit expectations where appropriate. For example, based on performance goals and criteria under the plan for the fiscal year ended January 31, 1996, no incentive award could have been earned by the Chief Executive Officer unless the Company had positive pretax income for fiscal 1996, as reflected in the financial statements of the Company for such year after such award had been expensed. As noted above, no bonuses have been awarded for fiscal 1996.

                                      I-12

     Under the 1993 Incentive Compensation Plan, a portion of any bonus may be payable in restricted shares of Common Stock, valued at the closing price of Common Stock on the New York Stock Exchange the first day of the fiscal year to which the award pertains. The percentage of awards to be paid in cash and in stock may be varied by the Compensation Committee from time to time provided that the portion payable in stock may not exceed fifty percent of the award.

     The 1988 Stock Option Plan is maintained by the Company to provide executive officers and key employees with additional incentive to promote the financial success of the Company as reflected by increased value of the Company's Common Stock. During fiscal 1996, options to purchase an aggregate of 86,000 shares of Common Stock were granted under this plan. The number of shares granted to Messrs. Gilliland, Smalberg, Burnham and Thakur, the four officers who joined the Company in fiscal 1996, were 65,000, 10,000, 5,000 and 1,000, respectively. The options granted to Messrs. Linton and Caputo were 3,000 and 2,000, respectively.

     The executive officers of the Company, other than Mr. Proler, Mr. Gilliland and Mr. Bishop, are also entitled to participate in the Company's Executive Deferred Compensation Plan for key employees. In general, participants under this plan who are employed continuously by the Company until age 65 (or who become permanently disabled while employed by the Company) are entitled to receive a monthly retirement benefit beginning on the later of their retirement from the Company or age 65. The benefit is based on a percentage of their monthly salary on entry into the plan plus a percentage of their bonus for the previously taxable year of the Company. The Chief Executive Officer of the Company determines the employees who will participate in the Plan and the effective date of their participation. Mr. Proler, Mr. Gilliland and Mr. Bishop participate in the separate deferred compensation arrangements discussed above.

     The Company had in effect a medical reimbursement arrangement with its executive officers under which the Company paid medical expenses incurred by such individuals that were not covered by the regular medical insurance maintained by the Company. This plan was terminated for expenses incurred by the executive officers after February 1, 1996.

     Executive officers of the Company are also entitled to participate in the Company's Tax Deferred Savings and Retirement 401(k) Plan on the same basis as other employees of the Company.

CHIEF EXECUTIVE OFFICER COMPENSATION

     Mr. Proler served as Chief Executive Officer of the Company until October 5, 1995, when Mr. Gilliland assumed this position. Mr. Proler continues as Chairman of the Board of the Company and his annual base salary was adjusted to $100,000 in view of his change in responsibilities. In determining Mr. Proler's salary, the Committee considered a study of compensation for executives with similar responsibilities in comparable companies prepared by a compensation consultant. In addition to his current salary, Mr. Proler also receives monthly payments under the deferred compensation arrangement discussed above.

     Mr. Gilliland joined the Company as President and Chief Operating Officer in February, 1995 with an annual base salary of $200,000, which was determined in accordance with the policy for such base salaries described above. No salary increase was awarded to Mr. Gilliland on his promotion to Chief Executive Officer. In 1996, no salary increases or bonuses have been granted to any executive officer, including
Mr. Gilliland, in consideration of the Company's financial results for fiscal 1996.

     Section 162(m) of the Code limits the deductibility by publicly-held companies of compensation in excess of $1,000,000 paid to the chief executive officer and each of the four additional highest-paid executive officers of the Company. In the past the compensation levels of the Company's executives have not exceeded this limit and the Company does not anticipate that they will do so in the foreseeable future.

                                      I-13

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's executive officers, Directors and persons who beneficially own more than 10% of the Common Stock to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms filed by such persons. Based solely on the Company's review of such forms furnished to the Company and written representations from certain reporting persons, the Company believes that all filing requirements applicable to the Company's executive officers, directors and 10% beneficial owners were complied with.

                                      I-14

                               PERFORMANCE GRAPH

     The following graph compares the performance of the Company's Common Stock to the S&P 500 Index and to the S&P Steel Index. The graph assumes that the amount of the investment in the Company's Common Stock and each index was $100 on the last trading day in fiscal 1991. The Company's primary business is the buying, processing for recycling and selling of ferrous and other scrap metals, and there is no industry index for this business or group of public companies engaged in the business that would constitute a peer group for the Company. The Company is classified with steel companies under the industry group listings for companies required to file annual reports with the Securities and Exchange Commission, by the New York Stock Exchange and by other industry indices, and considers the S&P Steel Index to be an appropriate published index for purposes of the performance graph comparison.

                 [LINEAR GRAPH PLOTTED FROM DATA IN TABLE BELOW]

                            1991      1992     1993     1994     1995     1996
                            ----      ----     ----     ----     ----     ----
Proler International Corp.   100      82.34    85.92   138.43    65.63    81.15

S&P 500 Index ............   100     122.69   135.67   153.14   153.96   213.48

S&P Steel Index ..........   100     122.62   172.26   225.75   186.10   201.09

                                      I-15